Filed by Thoma Bravo Advantage

Pursuant to Rule 14a-12 under the Securities Act of 1934

and deemed filed pursuant to Rule 425 under the Securities Exchange Act of 1933

Subject Company: ironSource Ltd.

Commission File No.: 333-254790

Date: May 11, 2021

TBA – QA

May 11, 2021

Title: Thoma Bravo Advantage (TBA) CEO answers the top 5 questions you may have about ironSource

Ahead of ironSource’s upcoming listing, Robert Sayle, CEO, TBA, answered some of the key questions about ironSource and the market at large:

1)	In March this year, Thoma Bravo Advantage announced a merger with ironSource, an Israeli tech company – can you describe what ironSource is?

Thanks to the hard work of the amazing ironSource team, ironSource has become one of the fastest growing and most innovative platforms for building and scaling businesses in the app economy.

One of the main goals of the platform is to empower developers to turn their app into a scalable and successful business, giving them the opportunity to make their dreams a reality and ultimately become the leader of their own growing business.

ironSource offers both large enterprises and indie developers the core business infrastructure they need to generate revenue from their app, as well as the tools required to drive user growth and the unique insights they need to flourish.

2)	What makes the App Economy so hot right now?

We spend hours on our phones every day and the vast majority of this time is spent in apps. 2020 was a huge year for the app economy, and this trend continues to be strong in 2021 – this was not a phenomenon of the pandemic. App usage in the U.S. alone has surged ahead of time spent watching TV…pretty startling when you put it into perspective! ironSource works with developers on a daily basis to help them understand how they can grow and monetize their businesses and execute on those activities to make them a reality.

Gaming in particular has become a fast-growing part of the entertainment business. ironSource already has a strong leadership position within the gaming industry, with the platform providing support for 89% of the top 100 most downloaded games on the Apple App Store as of March 31, 2021, and will continue to fuel the gaming industry, supporting the entire ecosystem of developers, ranging from independent developers to massive gaming giants like King, the developer of many games including Candy Crush Saga.

3)	What’s next for ironSource?

Much like the last 10 years since ironSource’s inception, its growth will continue both organically and inorganically. ironSource is always looking for new ways to provide value for developers, which is why it is continually expanding and strengthening its platform offering, and has been gaining significant momentum within new app categories beyond gaming as well as new use cases like on-device placement of apps for telecom operators and mobile device manufacturers.

ironSource has a long history of inorganic growth, and in just the first couple of months of 2021, the company made two acquisitions which enrich its creative management and analytics solutions, adding more value for developers to the ironSource platform. We believe our partnership with ironSource, and especially our ability to identify and execute on value enhancing M&A opportunities, can help drive incremental growth opportunities for the business.

4)	How does ironSource stand out from its competitors?

We believe that ironSource has the most comprehensive offering out there for developers; the combination of one platform with two solution suites, Sonic and Aura, places the company in the unique position of being able to offer app developers both in-app and on-device placements, which together with its additional solutions, makes it a source for core business infrastructure that app developers need to scale their businesses in the app economy today.

ironSource’s success is further demonstrated in its financials. The company has successfully combined high growth with profitability since almost day one. This combination is rare in the tech market, and having this discipline enables the company flexibility and optionality to invest in key areas without reliance on third parties to fund it.

5)	What made ironSource the right merger target for TBA?

From our first meeting with the ironSource team, it became immediately clear that we were aligned in our vision and a shared conviction about the level of long-term growth we could drive together.

ironSource is one of the fastest growing and most innovative platforms in the app economy (and in software generally) and is well-positioned for continued success as a public company. The company presents a highly unique investment opportunity with the rare combination of scale, growth and profitability – and a great, founder-led management team with a strong track record of delivering both growth and profitability through offering best-in-class technology.

ironSource will also benefit from Thoma Bravo’s financial and operational expertise in the software space and this will support the mission of creating value for developers and shareholders alike.

The management team will have full access to our platform and resources at Thoma Bravo, which has enabled us to be great partners to management in executing growth strategies. There is a big opportunity here to focus elements of the go-to-market strategy on non-game app categories as well as executing material M&A.

I’m excited for the next phase of ironSource’s growth and I’m confident that our partnership has the winning recipe for great success!

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Additional Information and Where to Find It

This communication relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at sec.report. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at sec.report, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.